

INVEST IN **TOPPLE AD NETWORK**

The free-speech digital advertising platform

INVEST IN
THE FREE SPEECH
AD PLATFORM
topple

weare topple.com Telluride, CO

Highlights

1. Trusted by major publishers like The Daily Caller, Gun Digest, and Major League Fishing.
2. 14x top-line revenue growth from 2021-2023.
3. Number of active subscribers are up 2.5x compared to this time last year.
4. Monthly Recurring Revenue (MRR) is up 3.2x compared to this time last year.
5. Last raised at $35M valuation cap in August 2022.

Featured Investors

Rob Gearing
Syndicate Lead

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Invested $50,000

As the CEO of Spartan Precision, I've faced the challenges of being blocked by mainstream advertising platforms. Topple has helped us reach millions of shooting sports enthusiasts and hunters worldwide, offering a fair shot to brands like ours.

"As the CEO of Spartan Precision, I've faced the challenges of being blocked by mainstream advertising platforms. Topple has helped us reach millions of shooting sports enthusiasts and hunters worldwide, offering a fair shot to brands like ours that are often restricted. Their commitment to free speech and their rapid growth make them a game-changer in performance marketing for our industry. I'm proud to invest in Topple and support their mission to create a more open and competitive ad market."

Other investors include 1517 Fund, Invariantes Fund

Our Team

Brian Aitken Founder & CEO

As a Madison Avenue executive, Brian managed over $6 billion in ad budgets for brands like 20th Century FOX, E*Trade, and Hershey. He's a passionate believer in America's founding principles and wants to protect those values for his children's generation.

Alex Cooper Director of Growth

Alex led enterprise and agency account growth for one of the largest international architectural SaaS companies before spearheading Topple's international growth efforts.

Jenna Bostock Chief Operating Officer

After a decade interviewing top entrepreneurs like Michael Dell and Tony Hsieh, Jenna now oversees daily operations at Topple, keeping everything running smoothly with her experience, smile, and unstoppable charm.

James Moyer Military, LE, and Veteran Account Relations



After 8 years in the US Marine Corps and leading his local firefighter union, James brings unmatched grit and professionalism to managing Topple's military, law enforcement, and veteran account relationships.



Ashley Hineline   Special Projects Advisor

Ashley began as Topple's first full-time employee in charge of publisher relationships and now leads special projects with key vendors and trade groups.

Championing American Values by Protecting Free Speech in Advertising

 **THE PITCH** ────────────────────

Topple is revolutionizing digital advertising for publishers and advertisers facing demonetization and censorship by Big AdTech. We're defending the principles of free speech, individual liberty, and fair competition by providing a platform that champions America's entrepreneurial spirit. Our platform aggregates premium conservative, hunting, and other underserved publishers, giving advertisers direct access to their loyal, patriotic audiences.

With 14x top-line revenue growth since 2021 and millions in untapped potential, we believe Topple is on track to reshape AdTech by empowering businesses restricted by platforms like Google AdX. Join us in safeguarding free speech, upholding traditional American values, and transforming advertising.

Invest now and secure your stake in a business which could reach a $6.8 billion valuation by 2030.

(Future Projections are not guaranteed)

The Problem & Topple's Solution


Unlocking the $4 Trillion Digital Advertising Industry with Free-Speech Technology Solutions

Digital advertising platforms like Google, PubMatic, and Magnite impose restrictive guidelines, demonetizing conservative publishers and preventing industries like firearms, fieldsports, and others from running ads. These businesses, which embody the values of freedom, self-reliance, and personal responsibility, are being unfairly targeted despite being legal. This lack of access cripples businesses and stifles free expression, creating a massive opportunity for a new platform to step in and defend their right to compete.

Topple is the largest free-speech digital advertising platform, protecting the free market ideals of fairness and opportunity for all American businesses, regardless of industry. We've consolidated the best conservative, firearms, and hunting publishers across the open web, connecting advertisers with these premium, values-driven audiences.

Our platform gives advertisers full control, allowing them to launch campaigns without censorship or fear of demonetization, while unlocking advanced features such as retargeting, ad matching, and custom campaign optimization. Whether through Pay As You Go or Annual Ad Spend plans, advertisers can maximize their reach to loyal, patriotic customers who believe in traditional American values.

The Market & Topple's Traction


The digital advertising industry is projected to reach $4 trillion by 2030. Within that, restricted sectors like firearms, hunting, and fieldsports are expected to account for $16.5 billion. An additional $240 billion market opportunity exists from unrestricted advertisers aiming to expand their reach to conservative audiences, creating a total Serviceable Obtainable Market (SOM) of $256.5 billion. With limited options in these sectors, Topple is uniquely positioned to fill this significant gap in the market.

Since launching, Topple has achieved:

- 14x top-line revenue growth since 2021.

- Last raised capital at a $35M valuation cap in August 2022.

- Advertisers like Resorts World, Beretta, and Magpul leveraging Topple to reach audiences who value freedom and tradition.

- A network of premium publishers like The Daily Wire, Gun Digest, The Federalist, and Fieldsports Journal that can't be accessed through most traditional ad exchanges.

Topple secured $850,000 in revenue in 2023 and is on track to hit $2.3 million in







2024, with **$5.8 million already committed for 2025.** Our **scalable technology**, focused market strategy, and **dedicated team** are prepared to rapidly increase market share, tapping into the multi-billion dollar ad spend from industries and communities shut out by traditional advertising platforms.

Why Invest

Investing in Topple means **standing up for traditional American values** and seizing the growing demand for platforms **free from Big Tech censorship**.

As more advertisers face restrictions, Topple is uniquely positioned to **capture the majority of restricted advertiser spend by 2030**, with projected growth to a **$6.8 billion company**. We are the **first and only platform** to aggregate conservative, firearms, and restricted publishers into **a single advertising solution**, offering access to **premium audiences** who believe in **freedom, independence**, and the **values that built this country**.

Our mission is to **reshape digital advertising** for these industries, providing an **uncensored marketplace** where brands can connect with their audiences without fear of **demonetization** or **cancellation**. By supporting Topple, you're helping to **protect the principles of free speech and free enterprise** that are core to the American experience.

Led by an **exceptional leadership team** and backed by nearly **$2 million in funding** from top-tier investors and VCs, including **1517 Fund**, **Invariantes Fund**, **Donors Trust**, and **Pete Brownell**, Topple is unlocking a multi-billion dollar market overlooked by traditional ad exchanges.

Join Topple in defending free speech, preserving American values, and unlocking the future of advertising.

(Future Projections are not guaranteed)

Invest in Topple.

Investing in private companies like Topple involves significant risk, including the potential loss of your entire investment. Past performance is not indicative of future results. Valuation and growth projections are subject to change, and there are no guarantees of achieving forecasted targets. Market volatility, legal changes, and operational challenges could impact performance. Please conduct your own due diligence and consult with financial advisors before investing.